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                                                Filed Pursuant to Rule 424(b)(2)
PRICING SUPPLEMENT NO. 01              Registration Nos. 333-59704 and 333-76454
Dated January 9, 2002
to Prospectus Supplement
Dated January 7, 2002
and Base Prospectus
Dated May 4, 2001


                               EL PASO CORPORATION

                            GLOBAL MEDIUM TERM NOTES
                            (SENIOR FIXED RATE NOTES)



Settlement Date (Original Issue Date):                          January 11, 2002

Maturity Date:                                                  January 15, 2032

Principal Amount (in specified currency):                       US$1,100,000,000

Price to Public (Issue Price):                        99.17% of Principal Amount

Agent's Discount or Commission:                                           0.875%

Net Proceeds to El Paso:                                        US$1,081,245,000

Interest Rate:                                                  7.750% per annum

Record Dates:                                          Each January 1 and July 1

Interest Payment Dates:                              Each January 15 and July 15

First Interest Payment Date:                                       July 15, 2002

Form of Note (Book-Entry or Certificated):                            Book-Entry

CUSIP No:                                                            28368E AE 6

Trustee and Paying Agent:                                    JPMorgan Chase Bank

Call Provision:                                        Redeemable at any time by
                                                 El Paso at the Make-Whole Price
                                             (Please read "Redemption of Notes")

Make-Whole Rate:                              Treasury Rate plus 25 basis points
                                             (Please read "Redemption of Notes")

Other Terms:                                                                None


         Capitalized terms used in this pricing supplement which are defined in the prospectus supplement have the meanings assigned to them in the prospectus supplement.

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PRICING SUPPLEMENT NO. 01
January 9, 2002

ADDITIONAL INFORMATION:

INCREASED SIZE OF MEDIUM TERM NOTE PROGRAM

         On January 9, 2002, El Paso filed a registration statement (no. 333-76454) with the Securities and Exchange Commission pursuant to Rule 462(b) of the Securities Act of 1933, as amended, to register an additional $180 million of debt securities which it may issue as medium term notes. As a result of this increase, El Paso may issue a total of $1.1 billion aggregate principal amount of medium term notes under its medium term note program.

REDEMPTION OF NOTES

         The Notes will be subject to redemption at the option of El Paso at any time, in whole or from time to time in part, at the Make-Whole Price (as defined below), on notice given no more than 60 nor less than 30 calendar days prior to the date of redemption (the "Redemption Date") and in accordance with the provisions of the Indenture. "Make-Whole Price" means an amount equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) as determined by an Independent Investment Banker, the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the Redemption
Date) discounted back to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus 25 basis points, plus, in the case of both (i) and (ii), accrued and unpaid interest to the Redemption Date. Unless El Paso defaults in payment of the Make-Whole Price, on and after the Redemption Date, interest will cease to accrue on the Notes to be redeemed. In the event of redemption of a
Note in part only, a new Note of like tenor for the unredeemed portion thereof and otherwise having the same terms as the Note partially redeemed shall be issued in the name of the holder of the Note upon the presentation and surrender thereof.

         "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.

         "Comparable Treasury Price" means, with respect to any Redemption Date,
(i) the average of five Reference Treasury Dealer Quotations for such Redemption Date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (ii) if the Trustee obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations.

         "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Trustee after consultation with El Paso.

         "Reference Treasury Dealer" means (i) Banc of America Securities LLC; ABN AMRO Incorporated; BNP Paribas Securities Corp.; Credit Lyonnais Securities
(USA) Inc. and J.P. Morgan Securities Inc. and their respective successors; provided, however, that if any of the foregoing shall not be a primary U.S. government securities dealer in New York City (a "Primary Treasury Dealer"), El Paso shall substitute therefor another Primary Treasury Dealer; and (ii) any two other Primary Treasury Dealers El Paso selects.

          "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third Business Day preceding such Redemption Date.

         "Treasury Rate" means, with respect to any Redemption Date, (i) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication that is published weekly by the Board of Governors of the Federal Reserve System and that establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Stated Maturity, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined, and the


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Treasury Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding to the nearest month) or (ii) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date. The Treasury Rate shall be calculated on the third Business Day preceding the Redemption Date.

         Notwithstanding Section 1104 of the Indenture, the notice of redemption with respect to the foregoing redemption need not set forth the Make-Whole Price but only the manner of calculation thereof. The Company shall notify the Trustee of the Make-Whole Price with respect to any redemption promptly after the calculation thereof, and the Trustee shall not be responsible for such calculation.

REOPENING OF ISSUE

         The provisions of the senior indenture provide El Paso with the ability to reopen any series of Notes and to issue additional Notes of that series without the consent of the existing holders of the Notes.

USE OF PROCEEDS

         El Paso will use the net proceeds it receives from the sale of the Notes to reduce short-term borrowings and for general corporate purposes. El Paso may invest any funds it does not require immediately for general corporate purposes in marketable securities and short-term investments.

PLAN OF DISTRIBUTION

         The Notes will be issued pursuant to a Distribution Agreement dated July 24, 2001, as amended, by and among El Paso, Banc of America Securities LLC, ABN AMRO Incorporated, BNP Paribas Securities Corp., Credit Lyonnais Securities
(USA) Inc. and J.P. Morgan Securities Inc. The Notes are being purchased in the amounts indicated by the underwriters listed below, individually as principal.

         Banc of America Securities LLC                           US$550,000,000
         ABN AMRO Incorporated                                    US$137,500,000
         BNP Paribas Securities Corp.                             US$137,500,000
         Credit Lyonnais Securities (USA) Inc.                    US$137,500,000
         J.P. Morgan Securities Inc.                              US$137,500,000

         The underwriters propose to offer some of the Notes directly to the public at the public offering price set forth on the first page of this pricing supplement and some of the Notes to certain dealers at the public offering price less a concession not to exceed 0.50% of the principal amount of the Notes. The underwriters may allow, and dealers may reallow, a concession not to exceed 0.25% of the principal amount of the Notes on sales to other dealers.

         El Paso estimates that its total expenses for this offering, not including underwriting discounts and commissions, will be $250,000.

         El Paso has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

VALIDITY OF THE SECURITIES

         The validity of the securities will be passed on for El Paso by Andrews & Kurth Mayor, Day, Caldwell & Keeton L.L.P. Certain legal matters in connection with the offering will be passed upon for the underwriters by Locke Liddell & Sapp LLP.


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